Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000

October 2, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attn:  Tim Buchmiller
    Russell Mancuso

Re:	Capstone Turbine Corporation
Registration Statement on Form S-3
Filed July 29, 2019
File No. 333-232867

Ladies and Gentlemen:

This letter is being submitted on behalf of Capstone Turbine Corporation (the “Company”) in response to the comment contained in the letter dated August 9, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Darren R. Jamison, President and Chief Executive Officer of the Company, with respect to the Company’s Registration Statement on Form S-3 that was submitted on July 29, 2019.  The Company is concurrently filing an Amendment No. 1 to the Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

All page references in the Company’s response below are to the Amendment.  Two copies of this letter and the marked Amendment will be provided to Tim Buchmiller of the Commission.

Registration Statement on Form S-3 filed July 29, 2019

Description of Capital Stock, page 8

1.              We note that your forum selection provision in your bylaws identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please clearly and prominently describe the provision and any risks or other impacts on investors in your prospectus. Include in the prospectus disclosure of whether the provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE:  The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 of the Amendment to clarify that the Delaware choice of forum provision in the Company’s bylaws does not apply to any actions arising under the Securities Act or the Exchange Act, and to describe the potential risks or other impacts to investors related to the Delaware choice of forum provision.

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If you require additional information, please telephone the undersigned at (415) 733-6017.

Sincerely,

/s/ Mitzi Chang

Mitzi Chang

Enclosures:

cc:                                Darren R. Jamison, Capstone Turbine Corporation

Eric Hencken, Capstone Turbine Corporation

Jocelyn Arel, Goodwin Procter LLP